Exhibit 99.1

NOTICE OF PARTIAL REDEMPTION

To the Holders of

Studio City Finance Limited US$500,000,000 6.500% Senior Notes due 2028 (the “Notes”)

ISIN Nos. / Common Code Nos. / CUSIP Nos.:

Regulation S Notes: ISIN USG85381AF13, Common Code 220187381, CUSIP G85381 AF1

Rule 144A Notes: ISIN US86389QAF90, Common Code 220187314, CUSIP 86389Q AF9

NOTICE IS HEREBY GIVEN that, pursuant to Sections 3.03 and 3.07(d) of the indenture dated as of July 15, 2020, (as amended and supplemented from time to time, the “Indenture”) among, inter alios, Studio City Finance Limited, as issuer (the “Issuer”), the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas as trustee, paying agent, registrar and transfer agent (the “Trustee”), and paragraph (v)(1) of each of the Notes issued thereunder, the Issuer has elected to redeem and will redeem (the “Redemption”), US$165,000,000 of the Notes outstanding on the Redemption Date (as defined below) at the redemption price of 100.000% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the “Redemption Price”).

The date fixed for redemption is July 18, 2026 (the “Redemption Date”). Assuming the Redemption Date is July 18, 2026, the Redemption Price will include accrued and unpaid interest of US$0.5417 per US$1,000 principal amount of Notes. Unless the Issuer defaults in paying the Redemption Price, interest on the Notes will cease to accrue on and after the Redemption Date, and the only remaining right of the holders of the Notes after the Redemption Date shall be the right to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes.

The Trustee is acting as paying agent (the “Paying Agent”). The redeemed Notes must be surrendered to the Paying Agent to collect the Redemption Price at the following address: DB Services Americas, Inc., 5021 Gate Parkway, 1st Floor, MS JCK01-0218, Jacksonville, FL 32256. Attn: Transfer Department. For information call +1-800-735-7777.

IMPORTANT INFORMATION REGARDING TAX CERTIFICATION AND POTENTIAL WITHHOLDING:

Pursuant to U.S. federal tax laws, you have a duty to provide the applicable type of tax certification form issued by the U.S. Internal Revenue Service (“IRS”) to the Paying Agent to ensure payments are reported accurately to you and to the IRS. In order to permit accurate withholding (or to prevent withholding), a complete and valid tax certification form must be received by the Paying Agent before payment of the redemption proceeds is made to you. Failure to timely provide a valid tax certification form as required will result in the maximum amount of U.S. withholding tax being deducted from any redemption payment that is made to you.

Capitalized terms used and not otherwise defined in this Notice of Partial Redemption have the meanings ascribed to them in the Indenture.

By: Studio City Finance Limited, as Issuer

Dated: June 18, 2026

*The ISIN numbers, CUSIP numbers and Common Code numbers are included solely for the convenience of the holders of the Notes. None of the Trustee, the Paying Agent or the Issuer shall be responsible for the selection or use of any ISIN numbers, CUSIP numbers and Common Code numbers, nor is any representation made as to their correctness or accuracy in this Notice of Partial Redemption or on any Note.